FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated February 13, 2006,

2.

Madison Minerals Inc. AGM Material For the Year Ended October 31, 2005, Notice of Annual General Meeting, Report To Shareholders, Form 51-102F1-MD&A, Proxy and Return Card, (Audited Financial Statements for the Year Ended October 31, 2005, EDGAR filed on February 24, 2006).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: March 7, 2006

By:

“James G. Stewart”

 James G. Stewart

Its

Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

March 7, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

February 13, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

2006 EXPLORATION PLANS IN NEVADA AND PNG

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has now earned a 60% interest in the agreement with F.W. Lewis Inc. to acquire the Lewis Property in Lander County, Nevada.  The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.

Madison and its joint venture partner, Great American Minerals, Inc. (“Great American”), are entitled to jointly acquire a 100% interest in the Lewis Property.  Madison and Great American have formed a 60/40 joint venture for further exploration and development of the Lewis Property and intend to undertake a drilling program �otaling approximately 22,000 feet in 40 holes on targets at the Virgin Structural Zone and at the Buena Vista area.

Madison is also pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of Buffalo’s 2006 exploration plans for Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“During 2006, Buffalo intends to undertake the following work at Mt. Kare:

•

As part of Buffalo’s pre-feasibility work, an in-fill drill program on the Western Roscoelite Zone will begin in mid-February.  This program will consist of between 5,000 and 6,000 metres diamond drilling in 50 to 60 drill holes in order to reduce the spacing of the ore zone intersections to 30 metre centres. Buffalo is planning to have a minimum of 3,000 metres completed by the end of July.  This will allow for a re-recalculation of the indicated and inferred resource categories and completion of a NI43-101 compliant resource estimate that will form the basis of the pre-feasibility study anticipated to be completed in the fourth quarter of 2006.  The pre-feasibility study, which will be undertaken by The Snowden Group, is aimed at gaining a better understanding of the characteristics of the Western Roscoelite Zone, which potentially is the higher grade portion of the Mt. Kare deposit.

•

In addition to the foregoing in-fill drilling, further drilling will be undertaken and will focus on the expansion of the boundaries of the known resource.  Buffalo believes there is excellent potential to expand on the historic resource base by extending the known ore zones both along strike and down dip.

•

Beyond the area of the known resource, numerous other target areas exist within the Mt. Kare Property and these will be explored concurrently with the drill campaign on the known resource to develop drill targets at these other areas.

•

On a broader scale, Buffalo will utilise the knowledge gained during the infill program and associated exploration to undertake the evaluation and assessment of the property-wide potential of Mt. Kare in order to better understand the structural setting at Mt. Kare and its relationship to the Porgera transfer structure that crosses the Mt. Kare Property.

Buffalo Gold has engaged a highly experienced and motivated team of geoscientists to carry out the planned work program in the most professional, timely and cost effective manner.  Buffalo is pleased to welcome John Keenan, MSc., as Field Manager and Agnes Van Looy-Keenan, BSc., as Senior Geologist to its exploration team.  Mr. Keenan brings over thirty five years of international experience, over twenty which have been in senior positions.”

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

MADISON MINERALS INC.

Suite 2000 – 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of MADISON MINERALS INC. (the “Company”) will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 11, 2006, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended October 31, 2005.

2.

To fix the number of directors at five (5).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

7.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of February, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

REPORT TO SHAREHOLDERS

During the fiscal year ended October 31, 2005, Madison took the strategic decision to bring on a partner to share the cost of exploring and developing its Mt. Kare Property in Papua New Guinea.  In July 2005, Madison signed an agreement with Longview Investment Ltd. Whereby Longview can acquire, initially, a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), Madison’s wholly-owned PNG subsidiary that is the holder of the Mt. Kare Property, by paying Madison a total of $500,00 by October 1, 2006 on a quarterly basis and completing a preliminary feasibility study by January 4, 2007.

Longview subsequently assigned its interest to Buffalo Gold Ltd., which has advised Madison that it intends to undertake the following work at Mt. Kare in 2006:

As part of its pre-feasibility work, an in-fill drill program on the Western Roscoelite Zone consisting of between 5,000 and 6,000 metres diamond drilling in 50 to 60 drill holes in order to reduce the spacing of the ore zone intersections to 30 metre centres of which a minimum of 3,000 metres should be completed by the end of July.  This will allow for a re-recalculation of the indicated and inferred resource categories and completion of a NI43-101 compliant resource estimate that will form the basis of the pre-feasibility study anticipated to be completed in the fourth quarter of 2006.  The pre-feasibility study, which will be undertaken by The Snowden Group, is aimed at gaining a better understanding of the characteristics of the Western Roscoelite Zone, which potentially is the higher-grade portion of the Mt. Kare deposit.

•

In addition to the in-fill drilling program, further drilling will be undertaken to focus on the expansion of the boundaries of the known resource.  Madison believes there is excellent potential to expand on the historic resource base by extending the known ore zones both along strike and down dip.

•

Beyond the area of the known resource, numerous other target areas exist within the Mt. Kare Property and these will be explored concurrently with the drill campaign on the known resource to develop drill targets at these other areas.

•

On a broader scale, the knowledge gained during the infill program and associated exploration will be used to undertake the evaluation and assessment of the property-wide potential of Mt. Kare in order to better understand the structural setting at Mt. Kare and its relationship to the Porgera transfer structure that crosses the Mt. Kare Property.

Madison believes the agreement with Buffalo will allow Madison and its shareholders to continue to participate in the further development of Mt. Kare without the need to continually raise funds for that purpose, thereby avoiding further dilution.

Subsequent to the end of the last fiscal year, Madison completed a private placement of 5,000,000 units at a price of $0.28 per unit to generate gross proceeds of $1,400,000 that will be used primarily to fund its next phase of work on its Lewis Property in Nevada.  Madison has now completed its acquisition of a 60% interest in the agreement to acquire the Lewis Property in Nevada and Madison and its joint venture partner, Great American Minerals Inc. have formed a 60/40 joint venture for further exploration and development of the Lewis Property.  Madison and Great American intend to undertake a drilling program �otaling approximately 22,000 feet in 40 holes on targets at the Virgin Structural Zone and at the Buena Vista area.

With the resurgence of the price of gold, a partner bearing all of the costs of further exploration in PNG and a partner to share the cost of further exploration in Nevada, Madison looks forward to an exciting year for its shareholders.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

Madison Minerals Inc.

INFORMATION CIRCULAR

as at February 20, 2006

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (Fax no. (604) 689-8144), or with the office of the Company at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (Fax no. (604) 331-8773), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has elected to send the notice of Meeting, this information circular and the instrument of proxy (collectively, the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a request for voting instructions (a “VIF”), instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

REVOCATION OF PROXIES

A proxy may be revoked by:

a.

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

b.

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

c.

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

d.

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.  IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED.  IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on February 20, 2006, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On February 20, 2006, 27,051,216 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 60,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
NELL M. DRAGOVAN Vancouver, British Columbia Director and Audit Committee Member	June 5, 2003	271,482	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	557,781	Geologist; President of Madison Minerals Inc., a mineral exploration company
DONALD W. KOHLS Lakewood, Colorado Director and Audit Committee Member	November 7, 1993	54,477	Independent geological consultant
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	Nil	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	205,929(2)	Barrister and Solicitor

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 20, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares, 204,429 shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

During the fiscal year ended October 31, 2005, the Company paid a total of $396,692 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2005, to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its “named executive officers” (“NEOs”) for the three most recently completed financial years, which are defined as its Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers whose individual total compensation for the most recently completed financial year exceeded $150,000. The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two NEOs:  Chet Idziszek, President and Chief Executive Officer, and Naomi Corrigan, Chief Financial Officer.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2005, 2004 and 2003 in respect of the individuals who were, at October 31, 2005, the Named Executive Officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (2) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Annual Compen-sation ($)
Chet Idziszek, President & Chief Executive Officer	2005 2004 2003	$157,870 $133,125 $133,125	$3,000 Nil $2,500	Nil Nil Nil	80,000 Nil 85,400	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan, Chief Financial Officer	2005 2004 2003	$27,721 $40,119 $32,439	Nil Nil $2,500	Nil Nil Nil	Nil Nil 9,600	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

(1)

Fiscal years ended October 31, 2005, 2004 and 2003.

(2)

Indicates options granted in each of the fiscal periods shown.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2005, to the Named Executive Officers.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Shares Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	80,000	7%	$0.38	$0.375	May 27, 2010
Naomi Corrigan	Nil	N/A	N/A	N/A	N/A

Note:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of the share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended October 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (1) ($)
Chet Idziszek	Nil	Nil	165,400	Nil
Naomi Corrigan	Nil	Nil	34,000	Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2005 which was $0.29, less the exercise price of in-the-money stock options.

Termination of Employment, Changes in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company;

(b)

a change of control of the Company; or

(c)

a change in the NEO’s responsibilities following a change in control.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which it provides cash or non-cash compensation  intended to serve as an incentive for performance over a period greater than one financial year.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers or directors during the most recently completed financial year.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a director of the Company, was paid or accrued $137,226 for legal services rendered during the last completed fiscal year and Nell Dragovan, a director of the Company received $70,875 for consulting services rendered during the last completed fiscal year.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2005 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Nell Dragovan	80,000	7%	$0.38	$0.375	May 27, 2010
Donald W. Kohls	80,000	7%	$0.38	$0.375	May 27, 2010
Robert Sibthorpe	80,000	7%	$0.38	$0.375	May 27, 2010
James G. Stewart	80,000	7%	$0.38	$0.375	May 27, 2010

Notes:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2005, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Nell Dragovan	Nil	Nil	110,000	N/A
Donald Kohls	Nil	Nil	149,000	N/A
Robert Sibthorpe	Nil	Nil	110,000	N/A
James G. Stewart	Nil	Nil	145,000	N/A

Notes:

(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on October 31, 2005, which was $0.29, less the exercise price of in-the-money stock options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2005.

SECURITIES AUTHORIZED FOR ISSURANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,015,184	$0.67	168,133
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,015,184	$0.67	168,133

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INformed persons in material transactions

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on October 30, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule A to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Nell M. Dragovan	No	Yes
Donald W. Kohls	Yes	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he has no director or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) exempts the members of the Company’s Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
October 31, 2005	$23,000	Nil	$4,000	Nil
October 31, 2004	$23,000	Nil	$4,000	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved the auditor’s provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practicing good corporate governance, and has adopted a corporate governance manual which contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfill its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

Delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the Chief Executive Officer evaluation process to the Compensation Committee.

4.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the five existing directors of the Company, Donald W. Kohls and Robert A. Sibthorpe are independent. The remaining three directors, Chet Idziszek, Nell M. Dragovan and James G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

The directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer
Nell M. Dragovan	Oromin Explorations Ltd.
Ripple Lake Diamonds Inc.

Chet Idziszek	IMA Exploration Inc.
Lund Gold Ltd.
Oromin Explorations Ltd.
Surge Global Energy Inc.
Yukon Gold Corporation, Inc.

James G. Stewart	Buffalo Gold Ltd.
Kingsman Resources Ltd.
Lund Gold Ltd.
Oromin Explorations Ltd.
Salmon River Resources Ltd.

Robert A. Sibthorpe	Black Pearl Explorations Inc.
Klondex Mines Ltd.
Oromin Explorations Ltd.
Red Tusk Resources Inc.
Sonora Gold Corp.
Starcore International Ventures Ltd.
Trio Gold Corp.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board has established a Nominating Committee, the primary function of which is to assist the Board in fulfilling its responsibilities with respect to identifying and evaluating qualified candidates and recommending such candidates for nomination to the Board and its various committees.

In making its recommendations to the Board, the Nominating Committee considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board has established a Compensation Committee which is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit, Compensation and Nominating Committees.

Assessments

The Board has delegated to the Nominating Committee the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held April 12, 2005. In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated February 20, 2006, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Stock Option Repricing

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the  optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the downward re-pricing of options to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated February 20, 2006, be and is hereby authorized and approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any downward re-pricing of options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the downward re-pricing of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours, by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 20th day of February, 2006.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

MADISON MINERALS INC.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast.  In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.

The Audit Committee will review:

a.

The internal auditor’s terms of reference.

b.

The plan and budget for preparation of the internal audit, including financial and operational activities.

c.

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is coordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

a.

The appetite for financial risk as set forth by management and the Board.

b.

The Corporation’s policies for the management of significant financial risk.

c.

Management’s assessment of the significant financial risks facing the Corporation.

d.

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR PERIOD ENDED OCTOBER 31, 2005

The following discussion and analysis, prepared as of February 24, 2006, should be read together with the audited consolidated financial statements for the fiscal year ended October 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 16 of the consolidated financial statements of the Company.  All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2005, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.

The Company has no plans to conduct any further exploration on its Mt. Kare Property at the present time as all proposed work is to be carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in MPNG, the holder of the Mt. Kare Property.  The Company has been advised by Buffalo that this proposed work is expected to be comprised of the preparation of a pre-feasibility study on the existing resources; an investigation of the potential for increasing the resource base by extending the known ore zones both along the strike and down dip; the evaluation and exploration of other known targets that exist on the property that have yet to be investigated and measured and a re-evaluation and assessment of the regional potential.

At its Lewis Property, the Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.  The Company will also compile and evaluate in greater detail all data related to the Copper Canyon-Buena Vista structural zone to the west, the northern extension of the Virgin Structural zone and the Trinity structural zone to the northeast in order to further define areas of potential economic interest.  Portions of these areas will also be evaluated during the geologic mapping, surface geochemistry and geophysics program focussed at the Virgin target area.  Subject to financing, the Company will undertake a drilling evaluation of favourable targets at Buena Vista and Trinity in conjunction with further drilling at the Virgin Structural Zone.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the fiscal year ended October 31, 2005:

1.

In November 2004, the Company arranged for loans totalling $120,000 to cover certain trade payables and operating costs.  The loans were repaid in February 2005.  The Company issued the lenders 36,924 common shares at a value of $27,693 as a loan bonus and repaid interest at 12% per annum compounded monthly.  Included in the loan was $70,000 borrowed from directors of the Company and 21,539 shares were issued to these directors.

2.

In December 2004, the Company completed the first part of a brokered private placement of 3,655,100 units at a price of $0.65 per unit, issuing 1,056,000 units at a price of $0.65 per unit for cash proceeds of $606,061 net of cash commission of $51,480 and share issue costs of $28,859.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006.  The agent received a cash commission of $51,480.  The agent also received a broker’s warrant entitling the purchase of up to 126,720 shares of the Company with the same terms as described above and an administration fee of $7,500.

3.

In February 2005, the Company completed the second part of the brokered private placement of 3,655,100 units at a price of $0.65 per unit by issuing the final 2,599,100 units for cash proceeds of $1,565,139, net of cash commission of $109,936 and share issues costs of $14,340.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share on or before August 3, 2006.  The agent received a cash commission of $109,936.  The agent also received a broker’s warrant entitling the purchase of up to 270,612 shares of the Company with the same terms as described above and a corporate finance fee of 60,000 shares.

4.

In April 2005, the Company signed a memorandum of understanding (“MOU”) with Equatorial Resources Pty Ltd. (“Equatorial”) of Western Australia whereby Equatorial could acquire an interest in its Mt. Kare Property by making cash payments and completing a preliminary feasibility study.  This MOU expired on July 4, 2005 as the Company was unwilling to grant an extension of the due diligence period mandated by the MOU.

5.

In July 2005, the Company signed a letter agreement with Longview Investment Ltd. (“Longview Investment”), a private Irish company, that was subsequently superseded in October 2005 by a formal agreement as amended in November 2005 by a supplementary agreement (collectively the “Longview Agreement”) between the Company, Madison Enterprises (BVI) Inc. (“MBVI”), Madison Enterprises (PNG) Ltd. (“MPNG”) and Longview Capital Partners Limited (“Longview”), a wholly-owned subsidiary of Longview Investment, whereby Longview can acquire interests in the Mt. Kare Property on the following terms:

(a)

Longview will complete and deliver to the Company a preliminary feasibility study by January 4, 2007, provided however, that Longview must, by August 31, 2006, have made significant progress in the preparation of such preliminary feasibility study;

(b)

Upon having delivered a preliminary feasibility study in accordance with paragraph (a) above and made the payments referred to in paragraph (c) below, Longview will have acquired 49% of the shares of MPNG, the holder of the Mt. Kare Property, and shall be entitled to elect a majority of the directors of MPNG;

(c)

Longview will pay the Company $100,000 on or before each of the following dates:

(i)

October 11, 2005 (received);

(ii)

January 1, 2006 (received);

(iii)

April 1, 2006;

(iv)

July 1, 2006;

(v)

October 1, 2006;

(d)

The Company will continue to have significant input into the evaluation of the Mt. Kare Property until Longview delivers a bankable final feasibility study through representation on a management committee;

(e)

Following the delivery of a preliminary feasibility study, Longview will have the right to acquire a further 2% interest in MPNG by paying a further $500,000 on or before February 15, 2007;

(f)

Upon having acquired a 51% interest in MPNG, Longview can elect to complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study and on completion and delivery to the Company of a bankable Final Feasibility Study, Longview will have acquired a further 14% of the shares of MPNG, for an aggregate ownership interest of 65%;

(g)

Upon having acquired a 51% interest in MPNG or upon having delivered a bankable Final Feasibility Study in accordance with paragraph (f) above, Longview will have sole and exclusive option to acquire the remaining shares of MPNG owned by MBVI on the following terms and conditions:

(i)

Longview and the Company shall use their best efforts to agree on and appoint a qualified person (as that term is defined in National Instrument 43-101) to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(ii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person, Longview may unilaterally appoint the qualified person, provided Longview has delivered the bankable Final Feasibility Study in accordance with paragraph (f) above;

(iii)

If Longview and the Company cannot agree on and appoint a mutually acceptable qualified person and Longview has not delivered the bankable Final Feasibility Study in accordance with paragraph (f) above, it shall complete and deliver to the Company a bankable Final Feasibility Study within eighteen months following the date of delivery of a Preliminary Feasibility Study, whereupon it may unilaterally appoint the qualified person to value, at Longview’s cost, the remaining shares of MPNG owned by MBVI;

(iv)

Upon the qualified person having been appointed, he must complete and deliver the valuation to the parties within thirty days of his appointment, whereupon Longview may acquire, within thirty days following the delivery of the valuation, the remaining shares of MPNG owned by MBVI by paying to MBVI consideration equal to the valuation as determined by the qualified person either in cash or, if Longview is a public company whose shares trade on a recognised stock exchange in North America, in shares of Longview based on the 30 day volume weighted average price of Longview’s shares for the twenty trading days prior to Longview exercising its option to acquire the remaining shares of MPNG owned by MBVI, or any combination of cash and shares of Longview

(h)

If Longview elects not to acquire the remaining shares of MPNG owned by MBVI, Longview and the Company will use their best efforts to negotiate and settle the terms of an agreement to associate as a single purpose joint venture for the development of the Mt. Kare Property on terms which are generally standard in the North American mining industry, including the requirement that the parties will bear all future costs associated with the exploration and development of the Mt. Kare Property on a pro rata basis, or be subject to dilution.

Longview Investment also purchased 800,000 units of the Company at a price of $0.25 per unit, each unit comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share until July 5, 2006.  In October 2005, Longview granted to Buffalo Gold Ltd., a Canadian public company, an option to acquire all of its interest in the Longview agreement.

6.

During the period, the Company continued its ongoing exploration of its Mt. Kare Property.  This work consisted of prospecting, pitting, and trenching, geological mapping and detailed compilation and reinterpretation of all extant data at a net cost of $1,341,373.  The Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $139,914.

7.

Due to the uncertainty of the recoverability of the historical carrying value of the Mt. Kare Property as a result of having optioned the property, the Company took the difficult decision to write down the carrying value of the property to $500,000.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2005	Year Ended October 31, 2004	Year Ended October 31, 2003

Total revenues	nil	nil	nil
Net loss	$45,694,375	$970,743	$729,046
Basic and diluted loss per share	$2.25	$0.06	$0.05
Total assets	$2,752,148	$46,127,849	$44,267,125
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At October 31, 2005, the Company's current assets totalled $85,980 compared to $119,613 at October 31, 2004.  The decrease is attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property and general and administrative expenses.  During the same period, total liabilities decreased to $354,936 from $728,501.   As a result of these same factors, the Company had a working capital deficiency of $268,956 at October 31, 2005 as compared with a working capital deficiency of $608,888 at October 31, 2004.  The Company had no long-term debt at either October 31, 2005 or October 31, 2004.

At October 31, 2005, the Company had total assets of $2,752,148 as compared with $46,127,849 at October 31, 2004.  This decrease is due to a write-down of the Mt. Kare Property to $500,000 during the year due to the uncertainty of the recoverability of the historical carrying value of the property.

Share capital as at October 31, 2005 was $60,528,028, up from $58,131,339 as at October 31, 2004 due to the issuance of share capital.  During the fiscal year ended October 31, 2005, the Company issued 3,655,100 common shares at a price of $0.65 per share pursuant to a brokered private placement to generate net cash proceeds of $2,171,200, 800,000 common shares at a price of $0.25 per share pursuant to a non-brokered private placement to generate net cash proceeds of $200,000, 36,924 shares recorded at a value of  $27,693 as a loan bonus, 156,839 shares recorded at a value of  $41,563 to pay accrued wages and 60,000 shares recorded at a value of  $39,000 as a corporate finance fee in connection with the brokered private placement.

The Company's largest cash outflow in the fiscal years ended October 31, 2005 and October 31, 2004 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2005, the Company incurred property expenditures of $1,481,287, compared to $2,694,115 during the fiscal year ended October 31, 2004.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Expenses for the fiscal year ended October 31, 2005 were $938,125, down slightly from $974,649 for the fiscal year ended October 31, 2004.  In this regard, consulting fees decreased by $36,454, legal fees decreased by $21,927 and public relations costs decreased by $18,196 as a result of decreased financing activity during the year.  In addition, net office and rent decreased by $64,903 and wages decreased by $43,627 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.  These decreases were offset by increases in interest charges and loan bonus due primarily to loan bonus shares valued at $27,693, stock-based compensation due to incentive stock options granted during the year and travel costs, which rose by $30,991, $90,984 and $34,323, respectively from the previous fiscal year.

The net loss for the fiscal year ended October 31, 2005 was $45,694,375 or $2.25 per share as compared with a net loss for the fiscal year ended October 31, 2004 of $970,743 or $0.06 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2006.

Summary of Quarterly Results

	Three Months Ended October 31, 2005	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005	Three Months Ended October 31, 2004	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004	Three Months Ended January 31, 2004
Total assets	$2,752,148	$47,449,102	$47,403,904	$46,464,249	46,127,849	45,879,685	45,269,915	44,260,814
Resource properties	2,624,230	47,136,484	46,811,004	46,317,533	45,965,284	45,165,088	44,064,960	43,617,917
Working capital (deficiency)	(268,956)	91,353	330,174	(602,852)	(608,888)	407,661	1,024,082	471,699
Shareholders’ equity	2,397,212	47,260,326	47,176,102	45,751,961	45,399,348	45,614,071	45,131,863	44,132,478
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(44,928,268)	(346,298)	(163,498)	(256,311)	(213,184)	(191,491)	(374,749)	(191,319)
Earnings (loss) per share*	(2.06)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2003 to 2005 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties, subject to financing.

At October 31, 2005, the Company had a working capital deficiency of $268,956.  Subsequent to the end of the fiscal year ended October 31, 2005, the Company carried out a private placement to generate gross proceeds of $1,400,000 which management believes will be sufficient to meet the Company’s general and administrative expenses and a portion of its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  However, if the Company is to fully fund its share of expenditures on the Lewis Property, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	October 31, 2005	October 31, 2004

Working capital (deficiency)	$(268,956)	(608,888)
Deficit	(59,916,753)	(14,222,378)

Capital Resources

During the fiscal year ended October 31, 2005, the Company issued 3,655,100 units at a price of $0.65 per unit pursuant to a brokered private placement to generate net cash proceeds of $2,171,200.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.90 per share, if exercised on or before June 9, 2006 as to 1,056,000 shares and on or before August 3, 2006 as to 2,599,100 shares.  The agent received, inter alia, a broker’s warrant entitling the purchase of up to 397,332 shares of the Company with the same terms as described above (exercisable by June 9, 2006 as to 126,720 shares and August 3, 2006 as to 270,612 shares).  The Company also issued 800,000 units at a price of $0.25 per unit pursuant to a non-brokered private placement to generate net cash proceeds of $200,000.  Each unit is comprised of one common share of the Company and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of the Company at a price of $0.35 per share until July 5, 2006.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration program for its Lewis Property during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the fiscal year ended October 31, 2005, the Company incurred professional fees of $137,226 with a company controlled by a director and officer of the Company for legal services. The Company also paid or accrued wages and benefits of $157,870 and $70,875 to its Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $115,329 by companies related by way of common directors.

As at October 31, 2005, accounts payable included $122,631 due to related parties as a result of accrued wages payable to a director and accrued legal fees payable to a company controlled by a director and accounts receivable included $2,298 as a result of general and administrative expenses incurred on behalf of directors related by common directors (all of which have been repaid).  In addition, during the fiscal year ended October 31, 2005, the Company borrowed $70,000 from directors of the Company to cover certain trade payables and operating costs (and in respect of which such directors received interest at 12% per annum compounded monthly and 21,539 common shares as a bonus).  The loan was repaid during the period.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Fourth Quarter

During the three months ended October 31, 2005, the Company incurred general and administrative expenses of $155,800.  The largest of these expenses was wages of $36,078.  In addition, the Company incurred exploration costs of $247,536 (comprised of assay costs of $5,179, camp costs of $29,492, community relations costs of $93,191, contractors and geologic staff costs of $27,960, helicopter costs of $14,032, land and legal costs of $50,791, Port Moresby office costs of $13,496 and travel and accommodation costs of $13,395) with respect to its Mt. Kare Property in Papua New Guinea, however, the Company’s total deferred exploration costs were reduced by $44,772,341 due to a write-down of the Mt. Kare Property to $500,000 during the year due to the uncertainty of the recoverability of the historical carrying value of the property. During the three months ended October 31, 2005, the Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $12,551.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalised on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalised costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination of impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at July 31, 2005, management believes that no write-down relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value, as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

 Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at October 31, 2005, approximately 66% of the Company’s accounts payable and accrued liabilities are denominated in Papua New Guinea kina.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the fiscal year ended October 31, 2005, the Company continued its ongoing exploration of its Mt. Kare Property in Papua New Guinea.  This work consisted of prospecting, pitting, and trenching, geological mapping and detailed compilation and reinterpretation of all extant data at a net cost of $1,341,373.  The expenditures in the fiscal year ended October 31, 2005 are comprised of assay costs of $51,593, camp costs of $209,845, community relations costs of $391,209, contractors and geologic staff costs of $209,096, drilling costs of $3,499, helicopter costs of $164,024, land and legal costs of $179,641, Port Moresby office costs of $56,133 and travel and accommodation costs of $76,333.  These costs were offset by a due diligence payment of $50,000.  However, the Company’s total deferred exploration costs for the Mt. Kare Property were written down to $500,000 during the year due to the uncertainty of the recoverability of the historical carrying value of the property.  Net property expenditures in the fiscal year ended October 31, 2004 totalled $2,258,966 and were comprised of assay costs of $87,698, camp costs of $390,285, community relations costs of $497,179, contractors and geologic staff costs of $304,077, drilling costs of $221,736, geological supplies and equipment of $16,413, helicopter costs of $487,402, land and legal costs of $188,801, Port Moresby office costs of $40,724, technical reports, printing and copying of $678 and travel and accommodation costs of $146,673.  These costs were offset by a VAT recovery of $122,700.

The Company also continued its exploration of the Lewis Property in Nevada.  This work consisted of data review, program planning and claim maintenance at a cost of $139,914. The expenditures in the fiscal year ended October 31, 2005 are comprised of camp costs of $6,841, contractors and geologic staff costs of $28,739, land and legal costs of $5,256, option fees of $96,939 and travel and accommodation costs of $2,139. The expenditures in the fiscal year ended October 31, 2004 totalled $435,149 and were comprised of assay costs of $64,631, camp costs of $2,815, contractors and geologic staff costs of $161,637, drilling of $35,070, geological supplies and equipment of $958, land and legal costs of $23,994, option fees of $118,335, technical reports, printing and copying of $6,236 and travel and accommodation costs of $21,473.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 21,833,179 were outstanding at the end of the fiscal year ended October 31, 2005 and as of the date hereof there were 27,051,216 shares outstanding.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 378,696 shares of the Company at a price of $1.50 per share until May 18, 2006, 1,182,720 shares of the Company at a price of $0.90 per share until June 9, 2006, 400,000 shares of the Company at a price of $0.35 per share until July 5, 2006, 2,869,712 shares of the Company at a price of $0.90 per share until August 3, 2006 and 2,850,000 shares of the Company at a price of $0.50 per share until December 7, 2007.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
210,700	$0.85	March 6, 2006
100,400	$0.75	May 21, 2007
368,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
905,400	$0.38	May 27, 2010
145,000	$0.28	October 20, 2010
2,015,184

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

MADISON MINERALS INC.

TO BE HELD AT:  Suite 2000 – 1055 West Hastings Street,

Vancouver, British Columbia

ON TUESDAY, APRIL 11, 2006 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________  (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE:

___________________________________

REGISTERED HOLDER SIGN HERE:

___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at five (5)			N/A
4. To elect as Director, Nell M. Dragovan		N/A
5. To elect as Director, Chet Idziszek		N/A
6. To elect as Director, Donald W. Kohls		N/A
7. To elect as Director, Robert Sibthorpe		N/A
8. To elect as Director, J. G. Stewart		N/A
9. To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the Information Circular accompanying this Proxy			N/A

 10.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange

N/A
11. To transact such other business as may properly come before the Meeting			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

 appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

 appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Request for Voting Instructions (“VIF”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MADISON MINERALS INC.

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON  Tuesday, April 11, 2006 at 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at five (5)			N/A
4. To elect as Director, Nell M. Dragovan		N/A
5. To elect as Director, Chet Idziszek		N/A
6. To elect as Director, Donald W. Kohls		N/A
7. To elect as Director, Robert Sibthorpe		N/A
8. To elect as Director, J. G. Stewart		N/A
9. To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the Information Circular accompanying this Proxy			N/A

10.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange

N/A
11. To transact such other business as may properly come before the Meeting			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:______________________________

DATE SIGNED:_______________________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in this regard, please contact YASMIN JUMA  at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

___________________________________________________

SECURITYHOLDER SIGN HERE:______________________________

DATE SIGNED:_______________________________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF MADISON MINERALS INC.

You may choose to receive the Company’s financial reports by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial reports.

_______

Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A.

TO:

MADISON MINERALS INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing  List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

 Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

MADISON MINERALS INC.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax:  (604) 331-8773